Exhibit 4.3

Amendment to Sigma Labs, Inc. 2013 Equity Incentive Plan

The first sentence of Section 3 of the 2013 Equity Incentive Plan of Sigma Labs, Inc. is hereby amended in its entirety to read as follows:

“Subject to the provisions of Sections 6.1.1 and 8.2 of the Plan, the total number of shares of Common Stock which may be offered, or issued as restricted stock or unrestricted stock or on the exercise of Options or SARs under the Plan shall not exceed 750,000 shares of Common Stock.”